Exhibit 16.1

26 June 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated June 26, 2009 of Patrick Industries, Inc. and are in agreement with the statements contained in the second, fifth and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP